SIDLEY AUSTIN llp ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
March 15, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
     On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), we are writing in response to requests of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comment letter of February 27, 2010 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”), its Definitive Schedule 14A filed April 20, 2009, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Second Quarter 10-Q”) and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Third Quarter 10-Q”). As the Staff is aware, on March 3, 2010, the Company received a letter from the Staff regarding the foregoing reports indicating that the Staff had no further comments regarding the same.
     On Friday, February 26, 2010, the Company received a comment letter from the Staff (the “February 26 Comment Letter”). On Saturday, February 27, 2010, the Company provided the Staff, via email, with a draft of its response to the February 26 Comment Letter (the “February 27 Draft Response”). As requested by the Staff, a copy of the February 27 Draft Response has been filed with the Staff under separate cover (accession number 0000950123-10-024344). Following the submission of the February 27 Draft Response, on February 27, 2010, members of the Staff provided orally additional comments concerning the Company’s filings (the “February 27 Comments”). A written copy of those comments, received by the Company on March 8, 2010, is attached as Exhibit A. In response to the February 27 Comments, on February 28, 2010 the

Securities and Exchange Commission
March 15, 2010

Company provided the Staff, via email, with proposed revisions to its February 27 Draft Response (the “February 28 Revisions”). As requested by the Staff, a copy of the February 28 Revisions is filed herewith as Exhibit B.
     On March 3, 2010, the Company filed, in final form, its response to the February 26 and 27th Comment Letters with the Commission. For the Staff’s reference, the accession number of that filing is 0000950123-10-020252.
* * * * * * *

     If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-7833. My fax number is (312) 853-7036.

Sincerely,

/s/ Lisa J. Reategui

Lisa J. Reategui
Attachments

cc:	Edward J. Wehmer, Wintrust Financial Corporation David A. Dykstra, Wintrust Financial Corporation David L. Stoehr, Wintrust Financial Corporation

[Wintrust Financial Corporation Letterhead]
March 15, 2010
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2009
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 27, 2010, Wintrust Financial Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WINTRUST FINANCIAL CORPORATION

By:	/s/ David L. Stoehr

David L. Stoehr
Executive Vice President and Chief Financial Officer

EXHIBIT A
EXHIBIT A UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 DIVISION OF CORPORATION FINANCE February 27,2010 Mr. Edward J. Wehmer President and Chief Executive Officer Wintrust Financial Corporation 727 North Bank Lane Lake Forest, Illinois 60045 Re: Wintrust Financial File No. 000-21923 Form 10-K for the fiscal year ended December 31, 2008 Definitive Schedule 14A filed April 20, 2009 Form 10-Q for the period ended March 31, 2009 Form 10-Q for the period ended June 30, 2009 Form 10-Q for the period ended September 30, 2009 Dear Mr. Wehmer: We have reviewed your responses to our comment letter to you dated February 26, 2010 and your filings. We have the following legal comments; accounting comments will follow. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary- Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Edward J. Wehmer Wintrust Financial Corporation February 27,2010 Page 2 Form 10-K 1. We note your response to our comment 2 of our comment letter to you dated February 26 2010. As we previously requested in our comment letter: • revise the first sentence of your proposed Rider 33 to state the percentage of your loan portfolio as of December 31,2009 that attributable to commercial real estate loans; • in Rider 33, add a second sentence disclose the percentage of commercial real estate loans concentrated in the Chicago and Milwaukee metropolitan areas; and • revise the five bullet points on page 1-2 of your previous Exhibit 1 to quantify the extent to which your provision for credit losses, net charge offs, allowance for loan losses, non-performing loans and other real estate owned as of December 31,2009 are attributable to commercial and commercial real estate loans, or to the extent you have the data provide separate disclosure for commercial real estate and commercial loans. 2. We note your proposed response to comment 4 of our letter to you dated February 26, 2010. As we previously requested, revise your proposed Rider 38 in the third sentence that refers to “losses primarily related to commercial real estate loans” and “to a lesser extent related to business loans” to disclose the amount and percent of your losses attributable to each category of loans. ************* Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Edward J. Wehmer Wintrust Financial Corporation February 27, 2010 Page 3 management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy, and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: ¦ the company is responsible for the adequacy and accuracy of the disclosure in the filing; ¦ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Christina Harley, at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions. Sincerely, Michael Clampitt Senior Attorney

EXHIBIT B
From: Reategui, Lisa J.
Sent: Sunday, February 28, 2010 8:30 AM
To: ‘Gottlieb, Jonathan’; ‘Clampitt, Michael’
Cc: ‘ddykstra@wintrust.com’; Hyatte, Michael
Subject: RE: Wintrust Financial Corporation: Draft responses
Mr. Clampitt and Mr. Gottlieb,
Following up on our call of yesterday afternoon and the email below, please find attached further proposed revisions to the bullets on pages 33 and 34 that we discussed in our phone call. Please note that the Company has made all of the changes we discussed other than to discuss the provision for credit losses on a disaggregated basis in the second bullet. The Company does not disaggregate its provision for credit losses by loan type and is therefore unable to provide the requested data. However, in the same bullet the Company discusses net charge-offs and has proposed revising the second clause of the second bullet to provide the amount of net charge-offs which is attributable to commercial and commercial real estate loans. As we discussed on our call, the new information is provided with respect to the Company’s commercial real estate portfolio on a disaggregated basis where it is possible to do so and with respect to the Company’s commercial and commercial real estate portfolio together where more detailed data is not available. Please let us know if this response is satisfactory.
We understand that you have tried to reach the accounting folks: if they become available today our team is available to talk with them at their convenience. Otherwise, our team is available from early tomorrow (Monday) morning to discuss as necessary.
Please let us know whether you would like us to file the letter we provided you in draft yesterday, further augmented with the attached revisions, via EDGAR overnight tonight and delivered tomorrow morning or if you prefer that we wait until we are able to speak to the accounting examiners.
Please do not hesitate to reach me at any of the numbers below if a conversation would be helpful. We are happy to set up a call if you feel that would be productive.
Best,
Lisa
Lisa J. Reategui
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Phone: (312) 853-7833
Cell: [REDACTED]
Fax: (312) 853-7036
e-mail: lreategui@sidley.com

ATTACHMENT
•The Company’s 2009 provision for credit losses totaled $167.9 million, an increase of $110.5 million when compared to 2008, while net charge-offs increased to $137.4 million during 2009 (of which $122.9 million related to commercial and commercial real estate loans), compared to only $37.0 million for 2008 (of which $30.0 million related to commercial and commercial real estate loans).
•The Company increased its allowance for loan losses to $98.3 million at December 31, 2009, reflecting an increase of $28.5 million, or 40.9%, when compared to December 31, 2008. At December 31, 2009, approximately $51.0 million, or 52%, of the allowance for loan losses was associated with commercial real estate loans and another $28.0 million, or 28%, was associated with commercial loans.
• Wintrust has significant exposure to commercial real estate. At year end 2009, ~~our~~ $3.3 billion, or 39.2%, of our loan   portfolio was ~~of~~ commercial real estate, with more than 90% located in the greater Chicago metropolitan and southeastern Wisconsin market areas. The commercial real estate loan portfolio  was comprised of $1.0 billion related to land and development loans, $555 million related to retail loans, $530 million related to office buildings loans, $464 million related to industrial use loans and $745 million related to mixed use and other use types. In analyzing the commercial real estate market, the Company does not rely upon the assessment of broad market statistical data, in large part because the Company’s market area is diverse and covers many communities, each of which is impacted differently by economic forces affecting the Company’s general market area. As such, the extent of the decline in real estate valuations can vary meaningfully among the different types of commercial and other real estate loans made by the Company. The Company uses its multi-chartered structure and local management knowledge to analyze and manage the local market conditions at each of its banks. Despite these efforts, as of December 31, 2009, the Company had approximately $80.6 million of non-performing commercial real estate loans representing approximately 2.4% of the total commercial real estate loan portfolio. $65.8 million or 2.0% of the total commercial real estate loan portfolio related to the land and development sector which remains under stress due to the significant oversupply of new homes in certain portions of our market area.
• Total non-performing loans (loans on non-accrual status and loans more than 90 days past due and still accruing interest) were $131.8 million (of which $80.6 million, or 61%, was related to commercial real estate) at December 31, 2009, a decrease of $4.3 million compared to December 31, 2008. The slight decline in nonperforming loans was a result of Management’s assessment that addressing the resolution of non-performing assets was a key goal for 2009. To that end, non-performing loans declined as a result of actions that included selling such loans to third parties, charging loans off or down to fair value, collections, and transfers to other real estate owned. This aggressive stance combined with the significant declines in real estate valuations during 2009 increased net charge-offs and increased the aggregate other real estate owned balance but also resulted in the decline in level of non-performing loans.
• As discussed above, the Company’s other real estate owned increased by $47.6 million, to $80.2 million during 2009, from $32.6 million at December 31, 2008. These changes were largely caused by the increase in properties acquired in foreclosure or received through a deed in lieu of foreclosure related to residential real estate development and commercial real estate loans. Specifically, the $80.2 million of other real estate owned as of December 31, 2009 was comprised of $42.0 million of residential real estate development property, $32.3 million of commercial real estate property and $5.9 million of residential real estate property.